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November 4, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brigitte Lippmann
David Link Peter McPhun Jennifer Monick

Re:	Capitol Investment Corp. V Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 25, 2020 CIK No. 0001722438

Ladies and Gentlemen:

On behalf of our client, Capitol Investment Corp. V (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 8, 2020 (the “Comment Letter”) with respect to the amended Draft Registration Statement on Form S-1 confidentially submitted by the Company on September 25, 2020. Concurrently with the filing of this letter, the Company has publicly filed the Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR, which has been revised to address the Staff’s comment.

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold and italics below and provided our response below such comment.

Risk Factors

Our amended and restated certificate of incorporation will provide…, page 47

1.	We note your disclosure on page 112. Please reconcile your disclosure in this section with your disclosure on page 112 to reflect that the state and federal courts will have concurrent jurisdiction over any action arising under the Securities Act and that the federal courts will have exclusive jurisdiction over any action arising under the Securities Act and that the federal courts will have exclusive jurisdiction over any action arising under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Registration Statement.

* * * *

November 4, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

cc:	Mark D. Ein, Chief Executive Officer, Capitol Investment Corp. V

L. Dyson Dryden, President and Chief Financial Officer, Capitol Investment Corp. V

Jason M. Licht, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP

Derek J. Dostal, Davis Polk & Wardwell LLP